RB

05035779

VF 2-28-05

...TES
...NGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regional Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Penn Center, 1628 John F. Kennedy Blvd., Suite 400
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Boccella 215-979-8960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elko & Associates Ltd.
(Name – *if individual, state last, first, middle name*)

2901 Jolly Road (Address) Plymouth Meeting (City) PA (State) 19462 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2005
WASH, D.C.
179

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Lubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regional Brokers, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL
LEAH L EDWARDS
Notary Public
CITY OF PHILADELPHIA, PHILADELPHIA COUNTY
My Commission Expires Jun 3, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 ~~and the~~ XXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGIONAL BROKERS, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 8
SUPPLEMENTARY INFORMATION	
Schedules of General and Administrative Expenses	9
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Independent Auditors' Report on Internal Accounting Controls	11 - 12

elko
& Associates Ltd

Albert L. Elko
Michael J. Reinking
Robert G. Morlock
Marc R. Simmons
Michael Pozielli
Gregory D. Stratoti
Leonard V. Santivasi
John J. Nihill
Richard J. Thomas
Joseph J. Glowacki (Retired)

A member of The elko Advisory Group LLC

INDEPENDENT AUDITORS' REPORT

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of Regional Brokers, Inc. as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regional Brokers, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information accompanying the financial statements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedule I is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elko & Associates Ltd

January 18, 2005

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • Fax: 610-566-1040
2901 Jolly Road • Plymouth Meeting, PA 19462 • 610-279-9100 • Fax: 610-279-7100
608 North Broad Street, Suite 310 • Woodbury, NJ 08096 • 856-845-6660 • Fax: 856-845-7184

REGIONAL BROKERS, INC.
STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2004	DECEMBER 31, 2003
ASSETS		
Cash	$ 266,833	$ 514,649
Marketable securities	2,523	2,363
Commissions receivable - clearing broker	114,433	110,771
Receivables - shareholder and employees	102,410	122,529
Prepaid expenses	28,605	30,575
Furniture and equipment - net of accumulated depreciation of $64,602 and $47,850	36,967	38,448
Other assets	10,176	20,551
TOTAL ASSETS	$ 561,947	$ 839,886
LIABILITIES		
Accounts payable	$ 30,205	$ 30,771
Accrued expenses	376	376
Total Liabilities	30,581	31,147
STOCKHOLDERS' EQUITY		
Common stock - no par value; stated value $500 per share, 10,000 shares authorized, 1,015 shares issued and 965 shares outstanding	507,500	507,500
Additional paid-in capital	10,031	10,031
Retained earnings	81,035	291,208
LESS: Treasury stock - 50 shares, at cost	(67,200)	-
Total Stockholders' Equity	531,366	808,739
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 561,947	$ 839,886

REGIONAL BROKERS, INC.
STATEMENTS OF INCOME

	FOR THE YEARS ENDED DECEMBER 31, 2004	2003
COMMISSION INCOME	$ 3,101,292	$ 3,411,837
OPERATING EXPENSES		
Clearance fees	186,218	211,545
Salaries	1,907,852	1,918,776
Payroll taxes	116,813	113,961
Employee benefits	185,406	171,173
Telephone	60,345	66,421
Insurance	1,318	1,318
Trading software expense	69,300	66,393
Total Operating Expenses	2,527,252	2,549,587
GENERAL AND ADMINISTRATIVE EXPENSES	585,805	594,371
INCOME (LOSS) FROM OPERATIONS	(11,765)	267,879
OTHER INCOME (EXPENSE)		
Interest Income	4,332	5,699
Loss on disposal of fixed assets	-	(3,709)
Unrealized gain (loss) on investments	160	(888)
Realized loss on warrants	(10,050)	-
Total Other Income (Expense)	(5,558)	1,102
NET INCOME (LOSS)	$ (17,323)	$ 268,981

REGIONAL BROKERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	TOTAL
BALANCE - JANUARY 1, 2003	$ 507,500	$ 10,031	$ 98,352	-	$ 615,883
NET INCOME	-	-	268,981	-	268,981
DISTRIBUTIONS TO STOCKHOLDERS	-	-	(76,125)	-	(76,125)
BALANCE - DECEMBER 31, 2003	507,500	10,031	291,208	-	808,739
PURCHASE OF 50 SHARES OF TREASURY STOCK	-	-	-	(67,200)	(67,200)
NET INCOME	-	-	(17,323)	-	(17,323)
DISTRIBUTIONS TO STOCKHOLDERS	-	-	(192,850)	-	(192,850)
BALANCE - DECEMBER 31, 2004	$ 507,500	$ 10,031	$ 81,035	$ (67,200)	$ 531,366

REGIONAL BROKERS, INC.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (17,323)	$ 268,981
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	16,753	14,382
Loss on disposal of fixed assets	-	3,709
Realized loss on warrants	10,050	-
Unrealized (gain) loss on marketable securities	(160)	888
(Increase) decrease in assets		
Commissions receivable - clearing broker	(3,662)	51,860
Prepaid expenses	1,970	(10,591)
Other assets	325	(89)
Increase (decrease) in liabilities		
Accounts payable	(567)	1,956
Accrued expenses	-	(144)
Net Cash Provided by Operating Activities	7,386	330,952
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(15,271)	(34,232)
Receivables - officer and employees	20,119	(8,836)
Net Cash Provided by (Used in) Investing Activities	4,848	(43,068)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of treasury stock	(67,200)	-
Distributions to stockholders	(192,850)	(76,125)
Net Cash Used in Financing Activities	(260,050)	(76,125)
NET INCREASE (DECREASE) IN CASH	(247,816)	211,759
CASH - BEGINNING OF YEAR	514,649	302,890
CASH - END OF YEAR	$ 266,833	$ 514,649

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

NOTE A - Summary of Significant Accounting Policies

Business Activity - Regional Brokers, Inc. (the "Company"), incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3-1(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no "customers" as defined in SEC Reg. §240.15c3-1 and may effect transactions on their own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting - The Company maintains its records on the accrual basis of accounting.

Cash - Cash consists of funds held in checking and money market accounts at two banks.

Accounts Receivable - The Company charges income for doubtful accounts when they are considered uncollectible. Management considers the receivables to be fully collectible at the balance sheet dates, and no provision for uncollectible accounts has been made in these statements.

Furniture and Equipment - Furniture and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are:

	Range in Years
Office equipment	5
Furniture and fixtures	5 - 7
Computer equipment	3 - 5

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs - The Company expenses advertising costs as incurred. Advertising costs were $4,175 and $4,674 for the years ended December 31, 2004 and 2003, respectively.

Income Taxes - The Company has elected to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

NOTE B - Marketable Securities

A summary of aggregate fair value and other information by security type at the current balance sheet date is as follows:

	Cost	Net Unrealized Loss	Fair Market Value
December 31, 2004			
Common Stock	$3,251	$(728)	$2,523
December 31, 2003			
Common Stock	3,251	(888)	2,363

NOTE C - Furniture and Equipment

Furniture and equipment are summarized by major classifications as follows at December 31:

	2004	2003
Office equipment	$ 14,486	$ 10,647
Furniture and fixtures	34,920	34,920
Computer equipment	52,163	40,731
Total	101,569	86,298
Accumulated depreciation	64,602	47,850
Total Furniture and Equipment	$ 36,967	$ 38,448

NOTE D - Line of Credit

The Company has a $200,000 line of credit agreement with a bank. The credit agreement expires December 30, 2005, and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the prime rate plus 0.5% (5.75% and 4.5% at December 31, 2004 and 2003, respectively).

There were no borrowings under the line of credit agreement at December 31, 2004 and 2003.

The line of credit has the following financial covenants which are required to be maintained throughout the term of the line

- Minimum net worth of $500,000
- Debt to worth ratio not to exceed 0.75

The Company met these covenants for the year ended December 31, 2004 .

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

NOTE E - Operating Lease Commitments

The Company is obligated under a noncancelable lease for office space, which expires in October 2007. The lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standards No. 13. Rent expense for the years ended December 31, 2004 and 2003 was $72,060 and $72,742, respectively.

Minimum annual rental commitments under noncancelable leases with initial or remaining terms of one year or more are as follows:

2005	$ 73,599
2006	75,634
2007	64,442
Total	$ 213,675

NOTE F - Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2004 and 2003, the Company's "Aggregate Indebtedness" was $30,581 and $31,147, respectively, and "Net Capital" was $352,058 and $596,080, respectively, and its percent of aggregate indebtedness to net capital was 8.68% and 5.23%, respectively. Net capital exceeded minimum capital requirements by $252,058 and $496,080 at December 31, 2004 and 2003, respectively.

NOTE G - Profit Sharing Plan

The Company maintains a defined contribution 401(k) profit sharing plan covering substantially all full-time employees. The Board of Directors determines Company contributions annually, and there is no requirement to match the employee contribution. The Company was required to make contributions during the years ended December 31, 2004 and 2003 because the Plan was deemed to be top heavy. Company contributions to the Plan for the years ended December 31, 2004 and 2003 were $11,783 and $14,068, respectively.

NOTE H - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

SUPPLEMENTARY INFORMATION

REGIONAL BROKERS, INC.
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	FOR THE YEARS ENDED DECEMBER 31, 2004	2003
Advertising	$ 4,175	$ 4,674
Business use and occupancy tax	31,236	23,283
Capital stock tax	8,852	2,372
Depreciation	16,753	14,382
Dues and subscriptions	100,402	104,996
Insurance	12,134	14,318
Insurance - officer's life	2,580	2,770
Internet expense	33,945	31,351
Legal and accounting fees	20,401	24,042
Office expense	11,363	12,114
Office supplies	6,938	12,607
Payroll taxes	5,581	6,981
Profit sharing	11,783	14,068
Regulatory fees	30,260	20,962
Rent	72,060	72,742
Repairs and maintenance	6,367	5,541
Salaries	92,546	87,265
Travel and entertainment	118,429	139,903
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 585,805	$ 594,371

SCHEDULE I

REGIONAL BROKERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	DECEMBER 31, 2004	DECEMBER 31, 2003
NET CAPITAL		
Total Stockholders' Equity	$ 531,368	$ 808,739
Deductions and/or Charges		
Nonallowable assets		
Funds in excess of required clearing deposits	773	202
Receivables - stockholders, officers, employees and other	102,410	122,529
Prepaid expenses	28,605	30,575
Property and equipment	36,967	38,448
Long-term investments	10,050	20,100
Security deposits	126	451
Net capital before haircuts on securities positions	352,437	596,434
Haircut on securities	379	354
Net Capital	$ 352,058	$ 596,080
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts payable	$ 30,205	$ 30,771
Accrued Expenses	376	376
Total Aggregate Indebtedness	$ 30,581	$ 31,147
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required by Company	$ 100,000	$ 100,000
Excess Net Capital at 1500%	$ 252,058	$ 496,080
Excess Net Capital at 1000%	$ 252,058	$ 496,080
Ratio: Aggregate Indebtedness to Net Capital	.09 to 1	.05 to 1
Net capital as reported in Company's Part II (Unaudited) Focus Report	$ 352,058	$ 596,282
Net audit adjustments	-	(202)
Net capital	$ 352,058	$ 596,080

elko & Associates Ltd

Albert L. Elko
Michael J. Reinking
Robert G. Morlock
Marc R. Simmons
Michael Pozielli
Gregory D. Stratoti
Leonard V. Santivasi
John J. Nihill
Richard J. Thomas
Joseph J. Glowacki (Retired)

A member of The elko Advisory Group LLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Regional Brokers, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Regional Brokers, Inc. including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • Fax: 610-566-1040
2901 Jolly Road • Plymouth Meeting, PA 19462 • 610-279-9100 • Fax: 610-279-7100
608 North Broad Street, Suite 310 • Woodbury, NJ 08096 • 856-845-6660 • Fax: 856-845-7184

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Elko & Associates Ltd

January 18, 2005